SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549



                              SCHEDULE 13D
                             (Rule 13d-101)

               UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       American Rivers Oil Company
----------------------------------------------------------------------
                            (Name of Issuer)



                 Common Stock, par value $.01 per share
----------------------------------------------------------------------
                     (Title of Class of Securities)



                                02932810
----------------------------------------------------------------------
                             (CUSIP Number)



                              Karlton Terry
                       American Rivers Oil Company
                           700 East 9th Avenue
                             Denver CO 80203
                              (303) 832-1117
----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            October 9, 1998
----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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1 NAME OF REPORTING PERSON


   Karlton Terry Oil Company

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
   84-1016453

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) /  /  (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

NUMBER OF           7 SOLE VOTING POWER
SHARES                3,749,565
BENEFICIALLY        8 SHARED VOTING POWER
OWNED                 -0-
BY                  9 SOLE DISPOSITIVE POWER
EACH                  3,749,565
REPORTING          10 SHARED DISPOSITIVE POWER
PERSON                605,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,354,565

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES    / X /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   54.6%

14 TYPE OF REPORTING PERSON
    CO


                                                             2

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1 NAME OF REPORTING PERSON

   Karlton Terry

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) /  /  (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF           7 SOLE VOTING POWER
SHARES                1,228,457
BENEFICIALLY        8 SHARED VOTING POWER
OWNED                 4,354,565
BY                  9 SOLE DISPOSITIVE POWER
EACH                  1,228,457
REPORTING          10 SHARED DISPOSITIVE POWER
PERSON                4,354,565

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,583,022

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES    / X /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   60.3%

14 TYPE OF REPORTING PERSON
    IN


                                                             3

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1 NAME OF REPORTING PERSON

   Jubal Terry

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) /  /  (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF           7 SOLE VOTING POWER
SHARES                1,034,353
BENEFICIALLY        8 SHARED VOTING POWER
OWNED                 -0-
BY                  9 SOLE DISPOSITIVE POWER
EACH                  1,034,353
REPORTING          10 SHARED DISPOSITIVE POWER
PERSON                -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,034,353

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES    / X /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   22.2%

14 TYPE OF REPORTING PERSON
    IN


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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 (the "Common Stock"), of American Rivers Oil Company (the "Issuer"), whose principal executive offices are located at 700 East 9th Avenue, Denver, Colorado 80203.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being made by Karlton Terry Oil Company ("KTOC"), Mr. Karlton Terry and Mr. Jubal Terry (each a "Reporting Person" and collectively, the "Reporting Persons"). Karlton Terry owns 100% of the outstanding capital stock of KTOC and is the President and the sole director of KTOC and Jubal Terry is the Vice President of KTOC. This statement on Schedule 13D is being filed on behalf of all of the Reporting Persons pursuant to the Joint Filing Agreement, dated October 19, 1998, attached hereto as an exhibit.

         (b) The address of each Reporting Person is:

         Karlton Terry Oil Company
         700 East Ninth Avenue, Suite 106
         Denver, CO 80203

         (c) KTOC's principal business is oil and gas exploration and production and related activities. Karlton Terry's present principal occupation is to serve as the sole director and the President of Karlton Terry Oil Company and as the Chairman of the Board of Directors and President of the Issuer. Jubal Terry's present principal occupation is providing independent oil and gas geology and consulting services and serving as Vice President of Karlton Terry Oil Company.

         (d) No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the past five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) KTOC is a Colorado corporation. Karlton Terry and Jubal Terry are citizens of the United States of America.



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



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the Common Stock of the Issuer specified as beneficially owned by the Reporting Persons in Item 5, (a) 605,000 shares represent the right of KTOC to purchase 275,000 shares of Common Stock and 330,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Stock"), of the Issuer pursuant to the Second Francarep Option described in Item 4, and (b) the remaining shares represent the right to receive shares Common Stock upon conversion of outstanding shares of Class B Stock held by the Reporting Persons as described in Item 4 and Item 5. None of such shares of Common Stock have been acquired by the Reporting Persons. All of the Class B Stock owned by the Reporting Persons was acquired in exchange for certain oil and gas exploration and development assets in the Asset Purchase Transaction described in Item 4 and no additional payment is required to be made in connection with the conversion of the Class B Stock into Common Stock. KTOC expects to use a portion of the proceeds of the exercise of the KTOC/Royal Scot Option described in Item 4 to pay the exercise price of the Second Francarep Option. If the Second Francarep Option is not exercised prior to its expiration, KTOC has not determined what source of funds it will use to purchase the Francarep Common Stock subject to the Francarep Option described in Item 4.


ITEM 4.  PURPOSE OF TRANSACTION.

Asset Purchase Transaction.

         Pursuant to the Asset Purchase Agreement, dated October 19, 1995 (the "Purchase Agreement"), among the Issuer (which at the time was named Metro Capital Corporation), KTOC, Karlton Terry and Jubal Terry, KTOC was issued 4,064,565 shares of Class B Stock, Karlton Terry was issued 1,490,957 shares of Class B Stock and Jubal Terry was issued 1,159,353 shares of Class B Stock in exchange for certain oil and gas exploration and production properties transferred to the Issuer (the "Asset Purchase Transaction"). As a result of the Asset Purchase Transaction, KTOC gained voting control of the Issuer and Karlton Terry became the Chairman of the Board of Directors and President of the Issuer. As set forth in Article II(c) of the Articles of Incorporation of the Issuer, commencing 36 months from the closing of the transactions contemplated by the Purchase Agreement, which occurred December 8, 1995, the Class B Stock will be convertible on a one-for-one share basis into shares of Common Stock. Consequently, on December 8, 1998, the Reporting Persons will be entitled to convert all of their shares of Class B Stock into Common Stock of the Issuer.

Francarep Option.

         In October 1995, KTOC entered into an Option Agreement, dated October 16, 1995, as amended (the "Francarep Option"), between KTOC

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and Francarep,  Inc., a Wyoming  Corporation  ("Francarep"),  in order to induce
Francarep to participate in the Asset Purchase Transaction by selling certain properties to the Issuer. The Francarep Option requires KTOC to purchase 275,000 shares of Common Stock (the "Francarep Common Stock") of the Issuer, at a price of $1.50 per share for a total purchase price of $412,500. Francarep also owns 330,000 shares of the Issuer's Class B Stock that are not subject to the Francarep Option.

     In November 1996, the Issuer declared a partial liquidating dividend consisting of one share of common stock of Bishop Capital Corporation (the "Bishop Stock"), a subsidiary of the Issuer, for each four shares of Common Stock outstanding (the "Distribution"). The holders of Class B Stock were not entitled to participate in the Distribution. The Distribution was declared in November 1996 and paid on or about June 20, 1997. As a result of the Distribution, Francarep received 68,750 shares of the Bishop Stock.

     In March 1998, in connection with the execution of the Royal Scot Options described below, KTOC entered into an Option to Purchase, dated March 20, 1998 (the "Second Francarep Option"), between KTOC and Francarep, pursuant to which Francarep granted to KTOC an option to purchase all of the 275,000 shares of Class B Stock, the 330,000 shares of Common Stock and the 68,750 shares of Bishop Stock owned by Francarep (collectively, the "Francarep Shares") for an aggregate purchase price of $250,000. Of such amount, KTOC has paid $100,000, which it received upon the execution of the KTOC/Royal Scot Option described below. In the event that the Second Francarep Option is not exercised prior to its expiration, the obligations of KTOC to purchase the Francarep Common Stock pursuant to the Francarep Option will continue, except that the aggregate purchase price of $412,500 will be reduced by the amount of any payments made in respect of the purchase price of the Francarep Shares under the Second Francarep Option. In connection with the extension of the expiration of the Royal Scot Options described below, the expiration of the Second Francarep Option has been extended to March 31, 1999. The foregoing description of the terms of the Francarep Option and the Second Francarep Option are qualified in their entirety by reference to the terms of such Agreements, which are attached hereto as Exhibits and incorporated herein by reference.

Royal Scot Options.

     In March 1998, pursuant to (a) an Option to Purchase, dated March 20, 1998 (the "KTOC/Royal Scot Option"), among Royal Scot Minerals , Inc., a Delaware corporation ("RSMI"), Karlton Terry, KTOC and Art and Music Outreach for Kids, a Colorado nonprofit corporation, and (b) an Option to Purchase, dated March 20, 1998 (the "Jubal Terry/Royal Scot Option" and, together with the KTOC/Royal Scot Option, the "Royal Scot Options"), between RSMI and Jubal Terry, the Reporting Persons agreed to sell to Royal Scot all of the Class B Stock (and all of the Common Stock into which such Class B Stock may be converted) held by them, together with the Francarep Shares to be purchased by KTOC pursuant to the Second Francarep Option. RSMI paid an option premium of $200,000 for KTOC/Royal Scot Option and an option premium of $25,000 for the Jubal Terry/Royal Scot Option. No part of such option premium for the Royal Scot Options is attributed to the option exercise price. The option exercise price with respect to the Shares of Class B Stock held by Karlton Terry and KTOC, together with the Francarep Shares to be purchased by KTOC pursuant to the Second Francarep Option is $650,000. The option exercise price with respect to the Shares of Class B Stock held by Jubal Terry is $75,000. The initial terms of the Royal Scot Options expired on September 15, 1998, but have been extended to March 31, 1998 in exchange for extension payments of $25,000, in the case of the KTOC/Royal Scot Option, and $10,000, in the case of the Jubal Terry/Royal Scot Option, both of which extension payments are credited against the exercise price. The foregoing description of the Royal Scot Options is qualified in its entirety by reference to the terms of such Agreements, which are attached hereto as Exhibits and incorporated herein by reference.

         Upon the exercise of the Royal Scot Options, RSMI would own Class B Stock, or Common Stock issued upon the conversion of Class B Stock, sufficient to confer upon RSMI voting control of the Issuer. RSMI has been engaged in discussions with the Issuer and the Reporting Persons regarding a possible business combination transaction and entered into the Royal Scot options in connection with such discussions, but no agreement has been reached regarding the terms of any such transaction.

         Except as expressly described above, no Reporting Person has any plans or proposals that relate to or would result in any of the actions described in subitems (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own the following securities:

         (i)  KTOC   beneficially  owns  4,354,565  shares,  or  54.6%,  of  the outstanding Common Stock, including:

         (A) 3,749,565 shares which KTOC has the right to acquire on or after December 8, 1998 upon conversion of an equal number of shares of Class B Stock;

         (B) 330,000 shares which KTOC has the right to acquire on or after December 8, 1998 upon conversion of an equal number of

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                  shares of Class B Stock that are indirectly beneficially owned by KTOC as the result of its right to purchase the Francarep Shares under the Second Francarep Option; and

         (C) 275,000 shares of Common Stock that are indirectly beneficially owned by KTOC as the result of its obligation to purchase the Francarep Shares under the Second Francarep Option.

         (ii) Karlton Terry beneficially owns 5,583,022 shares, or 60.3%, of the outstanding Common Stock, including:

         (A) 1,228,457 shares which Karlton Terry has the right to acquire on or after December 8, 1998 upon conversion of an equal number of shares of Class B Stock; and

         (B) 4,354,565 shares owned by KTOC as specified in Item 5(a)(i) and the beneficial ownership of which may be attributed to Karlton Terry as the sole stockholder and director of KTOC.

         (iii) Jubal Terry beneficially owns 1,034,353 shares, or 22.2%, of the outstanding Common Stock, all of which represent shares which Jubal Terry has the right to acquire on or after December 8, 1998 upon conversion of an equal number of shares of Class B Stock.

         (iv) None of the Reporting Persons or any of the Related Parties has any right to acquire any other Common Stock.

         (v) KTOC and Karlton Terry expressly disclaim beneficial ownership of any securities indicated as owned directly or indirectly by Jubal Terry in Item 5(a)(iii). Jubal Terry expressly disclaims beneficial ownership of any securities  indicated as directly or  indirectly  beneficially  owned by KTOC in
Item 5(a)(i) or by Karlton Terry in Item 5(a)(ii).

     (b) KTOC has no power to vote or to direct the voting of any of the Francarep Shares prior to their purchase by the Reporting Person from Francarep. Shared power to dispose or direct the disposition of the Francarep Shares specified in Item 5(a) may be attributed to KTOC by virtue of KTOC's option to purchase such securities under the Second Francarep Option. Beneficial ownership and shared voting and dispositive power of the 4,354,565 shares of Common Stock owned by KTOC may be attributed to Karlton Terry by virtue of his ownership of 100% of KTOC's outstanding capital stock and his position as sole director and president of KTOC. The Reporting Persons have sole power to vote and to dispose or direct the disposition of all of the other Securities indicated as being beneficially owned by them in Item 5(a).

     (c) The Reporting Persons effected no transactions in the Common Stock in the past 60 days, other than the acquisition of beneficial

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ownership of the Common Stock  specified in Item 5(a) resulting from the Class B
Common Stock becoming convertible into Common Stock on December 8, 1998. No Reporting Person paid any consideration in respect of its acquisition of beneficial ownership of such Common Stock.

     (d) Francarep is the direct and beneficial owner of the Francarep Shares. To the best knowledge of the Reporting Person, Francarep has the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of such securities.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The description of the Francarep Option, the Second Francarep Option and the Royal Scot Options set forth in Item 4 are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number            Description

1 Joint Filing Agreement, dated as of October 19, 1998, among Karlton Terry Oil Company, Karlton Terry and Jubal Terry.

2 Option Agreement, dated October 16, 1995, as amended (the "Francarep Option"), between KTOC and Francarep.

3                 Option  to  Purchase,   dated  March  20,  1998  (the  "Second
                  Francarep Option"), between KTOC and Francarep.

4 Option to Purchase, dated March 20, 1998 (the "KTOC/Royal Scot Option"), between KTOC, Karlton Terry, Art and Music Outreach for Kids, a Colorado nonprofit corporation founded by Karlton Terry, and RSMI.

5                 Option  to   Purchase,   dated  March  20,  1998  (the  "Jubal
                  Terry/Royal Scot Option"), between Jubal Terry and RSMI.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this Statement is true, complete and correct.

Date: October 19, 1998

                                                       Karlton Terry Oil Company


                                                       By: /s/ Karlton Terry
                                                                Karlton Terry
                                                                President


                                                       /S/ Karlton Terry
                                                           Karlton Terry


                                                       /S/ Jubal Terry
                                                           Jubal Terry



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